[PENSKE AUTOMOTIVE GROUP, INC. LETTERHEAD]

March 4, 2009

VIA EDGAR

Robert W. Errett, Esq.
Staff Attorney
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Penske Automotive Group, Inc. File No. 001-12297

Dear Mr. Errett:

Reference is made to our conversation yesterday with respect to our submission on February 26, 2009 in response to comments by the Staff of the U.S. Securities and Exchange Commission with respect to certain of our recent periodic filings. This letter confirms the substance of our conversation, namely that:

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With respect to the statements in our periodic filings that more than 850,000 smart fortwos have been sold worldwide, we affirm that we will instead make the statement “......we estimate that more than 850,000 smart fortwo vehicles have previously been sold outside the U.S....”

•
With respect to the statements in our CD&A regarding the compensation of our President, we affirm that we will instead make the statement “While Mr. Kurnick devotes a substantial amount of time and effort to our company, his total compensation paid by us reflects that he devotes time to Penske Corporation...”

•
With respect to our disclosure of the respective plans under which options to purchase common stock have been awarded to company management, we affirm that we will make the requested disclosure beginning with the Company’s annual report on Form 10-K and Proxy Statement filed in March 2009.

Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (Fax 248-648-2805). Thank you for your attention to this matter.

Very truly yours,

/s/ Robert T. O’Shaughnessy
Robert T. O’Shaughnessy
Chief Financial Officer

cc: Shane M. Spradlin, Penske Automotive Group General Counsel